Offering Closed

PopCom

PopCom has developed an AI-powered software platform that turns any vending machine or kiosk into a smart, secure, data-rich sales channel. We provide brands, distributors, and operators with the tools to grow, learn, and sell 24/7 — with lower risk, higher margins, and enhanced customer insigh ...

Show more

This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



AI Powered
Automated Retail Software

Raised $0

Days Left Closed

Launch — $9,999.99 Min — $600,000.07 Max

Overview | Team | About | Communication Channel | Updates

Business Description

PopCom.AI is a software company aiming to transform automated retail for the age of AI, data, and compliance.

Our patented technology empowers brands to sell products in physical spaces without the high costs of traditional retail while unlocking powerful customer insights in real time. At the core of our platform is machine-agnostic software that uses computer vision and AI to collect anonymous demographic data (age, gender, emotion), optimize product performance, and support secure, compliant sales of regulated goods. PopCom.AI is going live with our first strategic AI partnership: a deployment with Myavana, the AI-powered hair intelligence company, placing PopCom machines on HBCU campuses beginning with Spelman College in Atlanta. This collaboration represents two Black female AI founders building foundational technology at the intersection of retail, AI, and culture.

Following years of R&D and field validation, PopCom is now laser-focused on scaling a **lean, software-first business model.** With a refined strategy and recurring SaaS revenue. PopCom is leading the next evolution in retail: one that is intelligent, automated, and built for the future of commerce.

PopCom has an operating history that includes multiple successful crowdfunding campaigns in 2019, 2020, and 2021, during which we raised over $7 million from thousands of investors. These early rounds allowed us to develop and launch three core products, validate the market demand for automated retail software, and test our PopShop kiosks in live environments.

Reasons to Invest

First-Mover Advantage in Automated Retail

We are one of the first companies approved to sell regulated products like alcohol and cannabis via vending machines — and our design-patented PopShop gives us a defensible lead in the market. We currently offer two options for retailers to deliver our software: the PopShop robotic storefront, for premium brands and CPG products; and our PopBox, a temperature-controlled machine with the capacity to hold more products and keep food/beverage fresh.

Proven Technology, Growing Demand

We have built four fully developed products since 2020, completed 15 PopShop deployments, and have a strong waitlist of retailers excited to join our platform.

IP and software innovation

PopCom was awarded a design patent in 2020 for our PopShop machine, but our powerful SaaS can be integrated across a variety of machines with ease



A Rebooted Vision, Real Traction

After overcoming early hurdles, PopCom is re-emerging stronger — now with a focused strategy centered on enterprise partnerships, premium brand placements, and expansion of our PopShop Local network.

Led by a Resilient Founder

Founder and CEO Dawn Dickson is a serial entrepreneur who made history by raising $1M+ in a Secure Token Offering and over $7 million from crowdfunding and venture capital combined. Her resilience and innovation continue to drive PopCom forward.

Security Type:
Equity Security

Price Per Share
$0.222

Shares For Sale
2,702,703

Post Money Valuation:
$12,577,647.87

Investment Bonuses!
TBD

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
April 20, 2026

Minimum Investment Amount:
$250.19

Target Offering Range:
$9,999.99-$600,000.07

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Leadership

Dawn Dickson

FOUNDER & CEO

A tech innovator, inventor, and celebrated entrepreneur, Dawn Dickson has founded six companies and pioneered fundraising via equity crowdfunding. She is considered to be one of the pioneers in Web3 and equity crowdfunding. With close to 25 years of business development experience and a proven track record, she leads PopCom with resilience, vision, and deep market understanding.

ACCOLADES

- NASDAQ Milestone Maker - Fall 2019 Cohort
- MEDA $1 Millionchallenge - 2019 Winner
- USBC School of Chamber and Business Management - Guest Professor



Nasdaq


BLACK ENTERPRISE

- INC Magazine Top 100 Female Founders
- Cover of Black Enterprise Magazine - June 2019
- Featured on CBNC's The Profit with Marcus Lemonis

- Schusterman Foundation's Reality Tech 2018 - Delegate
- Global Entrepreneurship Summit 2016 - U.S Delegate
- Delegate for Women of Color in Blockchain Congressional Briefing



SPEECHES

- US Congressional Committee on Blockchain & Small Business - 2020 Speaker
- Start Engine Founders Summit 2019 - Keynote Speaker
- Stanford University Black Business Conference - Panelist
- Women's Small Business Accelerator Gala - Keynote
- CIS Blockchain Innovation Summit - Panelist
- Women Who Mean Business Summit 2019 - Keynote
- Essence Festival 2017 - Speaker
- Women and Innovation Roundtable - Panelist, The White House
- Thrive Seminar with Daymond John - Judge







FEATURED ON

MSNBC FAST COMPANY SBA VentureBeat REVOLT RISE REST
Forbes CNBC YAHOO! TECHCO ESSENCE POWER MOVES NOLA

Problem

Vending Machines Are Dumb.

35 million+ vending machines worldwide operate with zero intelligence. They collect no customer data. Operators are blind to who walks by, have no insight into why sales fail, cannot optimize product mix, and have zero behavioral intelligence. Meanwhile, every other retail channel e-commerce, in-store POS, even digital billboards are powered by data and AI. Vending has been left behind. PopCom changes that. With PopCom, every machine becomes a smart retail endpoint: AI detects age, emotion, and dwell time; real-time shopper behavior data surfaces what's working and why; products, pricing, and placement are continuously optimized; and targeted ads are served at the exact point of sale.

THE PROBLEM

Vending Machines Are the Nokia of Retail.

OLD WORLD		WITH POPCOM
No customer data collected	→	AI detects age, emotion & dwell time
Operators are blind to who walks by		Real-time shopper behavior data
No insight into why sales fail		Knows exactly why customers convert
Cannot optimize product mix		Optimizes products, pricing & placement
Zero behavioral intelligence		Targeted ads served at point of sale

35 million+ vending machines worldwide operate with zero intelligence. PopCom changes that.

The Problem

Traditional Retail is BROKEN - And it's holding emerging brands back.

Today's brands face a system built for the past, not the future:

- **Sky-high rents and long leases** make launching a physical store risky and expensive.
- **Changing consumer habits** mean foot traffic is unpredictable and harder to rely on.
- **Self-service options are growing,** but most machines are "dumb" – they can't collect data, learn, or adapt.
- **Valuable customer data is being lost** at the point of sale, leaving brands blind to who their buyers really are.



In a world driven by personalization, speed, and data, retail must evolve – fast.
PopCom is building the flexible, data-powered, customer-centered retail platform that today's brands need to survive and thrive.

Every major retail and marketing channel — e-commerce, social media, search, streaming — delivers rich, real-time consumer data. Brands know who viewed their product, for how long, what drove the purchase, and how to retarget the ones who didn't convert. Automated retail delivers none of this. A machine takes a customer's money and gives nothing back: no demographics, no behavioral signals, no foot traffic data, no attribution, no way to learn or improve.

This is not a minor inefficiency. It is a fundamental data gap that keeps brands from investing deeper in the channel — because they cannot measure it, optimize it, or justify it to stakeholders. **PopCom.AI closes this gap.** We give brands and operators the same intelligence at the machine that they get everywhere else online: who walked by, who engaged, who bought, and why.

Solution


THE SOLUTION
"Shopify + Google Analytics
for Automated Retail"
Hardware-agnostic AI SaaS. Any machine. Any operator. Instant intelligence via API.
Computer Vision AI
Anonymously detects age, gender & emotion. Tracks dwell time & engagement — no personal data stored.
Real-Time Analytics
Combines POS + behavioral data. See what sells, who buys, and why — by location & time of day.
Targeted Marketing
Dynamic ads, SMS follow-ups, loyalty programs & surveys — all served at point of sale.


The Solution
PopCom is redefining automated retail with intelligent software that empowers brands to sell smarter, faster, and more securely.
Our platform turns traditional vending machines and kiosks into powerful, AI-driven retail endpoints that deliver real-time customer insights, personalized experiences, and seamless compliance with age-restricted product sales.
At the heart of our offering is PopCom's machine-agnostic software, which uses computer vision and AI to anonymously analyze consumer demographics—like age, gender, and emotion—and optimize performance at the point of sale.
Gender
Age
Emotion
For regulated industries like alcohol, cannabis, tobacco, and pharmaceuticals, we provide a secure identity verification system, powered by blockchain and advanced facial recognition. Our technology has already earned first-in-nation approval from the California ABC Board to sell alcohol through vending machines without human ID checks.

Business Model

By relaunching with a focus on machine leasing, growing software subscriptions, and expanding into hardware-agnostic licensing, PopCom is poised to scale faster and more sustainably than ever before. We believe the challenges we faced made us stronger, sharper, and more prepared to build lasting value for our customers, partners, and investors.

The Evolution: 87% Leaner, Same Vision

One of PopCom's most significant and underappreciated milestones is how dramatically we've restructured our cost base. At our 2022 peak, operating the company — with full-time staff, office space, a dedicated CTO, and hardware-led operations — cost $120,000 to $150,000 per month. Today, we run the same core platform at $15,000 to $20,000 per month. That is an **87% reduction in monthly burn**, achieved without sacrificing any core product capability.

How we did it: we eliminated fixed office space entirely (remote-first), replaced full-time engineering hires with **Big Kitty Labs**, our retained 55-person software foundry, engaged 1099 contractors instead of W-2 employees across all functions, and integrated AI tools for customer service, analytics, and internal operations. The result is a company that can execute at scale on a startup budget — giving every dollar raised dramatically **more runway and impact** than it had in our prior chapter.

THE EVOLUTION

From Hardware Company to Lean AI SaaS Machine


Monthly Burn Rate ($K)
160
140
120
100
80
150

	2022	2026
Monthly Burn	$120–150K	$15–20K
Office Space	Full HQ Required	Remote — not needed
CTO	Full-time hire	Big Kitty Labs (retained)
Team Size	10+ FTE	3 core + AI tools



80
60
40
20
0
20
2022 Peak
2026 Target

		(retained)
Team Size	10+ FTE	3 core + AI tools
Revenue Model	Hardware-led	SaaS + Data licensing
Gross Margin Target	~40%	70%+

87% reduction in monthly burn. Same product vision. Smarter infrastructure. More runway per dollar raised.

Market Projection

PopCom is positioned at the convergence of AI, data analytics, and automated retail where demand is growing rapidly, but innovation still lags.



MARKET OPPORTUNITY
A Multi-Billion Dollar Market Ready for Intelligence
$146B
Global Vending Market by 2031
$30B+
Retail Analytics Software Market
35M+
Machines Worldwide Currently Unserved
PopCom's addressable base
Global Vending Machine Market Size ($B) | E = Estimated (industry research)
78
85
94
103
114
132
146
2022
2023
2024
2025
2026E
2028E
2031E

While e-commerce continues to expand, **over 70% of global retail sales still happen offline**, and there is a growing push to digitize physical retail experiences with smarter, data-driven solutions. PopCom fills this gap by transforming traditional vending into intelligent, connected points of sale that generate real-time customer insights and unlock new revenue opportunities.

PopCom stands apart in this landscape by not just delivering products but capturing and monetizing the data behind every interaction. While legacy hardware companies remain product-focused, we're building a scalable **data and AI platform** that enables brands to sell smarter, not just faster.

Competition

Competition

PopCom operates in a rapidly evolving automated retail sector but differentiates itself through software-first, data-driven, and compliance-ready solutions. For context, here's how two leading players compare:

Swyft

A prominent provider of AI-powered robotic kiosks for enterprise clients (e.g., Best Buy, Benefit Cosmetics).

Estimated annual revenue stands at about $11 million, with a lean funding history of just ~$3.5 million.

In 2025, Swyft announced a major partnership with International Retail Group to deploy its kiosks in premier malls across the U.S.

Key Differences Compared to PopCom

While Swyft excels at enterprise-branded, staffed kiosks, its model lacks versatility for emerging/local brands and falls short in built-in identity compliance and data analytics—areas where PopCom dominates.

Farmer's Fridge excels in its niche—fresh food vending—but is inherently limited as a single-product, vertically integrated business. PopCom, with its hardware-agnostic SaaS and compliance-first platform for multiple brands, offers broader business potential and scale.

Farmer's Ridge

Operates over 1,700 smart fridges nationwide and generated approximately $75–83 million in revenue in 2025.

Recently raised $30 million (Series C in 2018) and now shifts toward expansion in airports and health-focused locations. Known for vertical integration—producing, distributing, and vending fresh food products, coupled with sustainability efforts and mobile app integration

Feature	PopCom	Swyft	Farmer's Ridge
Software-first SaaS model	✓	✗	✗
Machine-agnostic deployment	✓	✗	✗
AI + demographic & emotion data analytics	✓	✓	✗
ID method + blockchain age verification	✓ ABC-approved	✗	✗
Target regulated industries	✓ alcohol/cannabis	✗	✗

PopCom's patented platform, ABC regulatory approval, and enterprise-grade SaaS strategy uniquely position it to capture the next wave of smart, compliant, data-driven retail—not just in emerging convenience markets, but across regulated verticals and modern retail ecosystems.

Disclaimer: PopCom does not itself hold any approval from het California Alcoholic Beverage Control ("ABC") Board. The ability to sell Alcohol through PopShops is, and continues to be, reliant on the licensee's ABC approval.

Traction & Customers

With a proven product, patent protection, and strong early traction, PopCom.AI is positioned to lead the next generation of automated, data-powered retail. Our newest strategic partnership is with Myavana, the AI-powered hair intelligence company, deploying one PopShop unit, subject to lease, and active verbal communication to potentially purchase an additional 19 PopShops, pending results. The intention is for these to be deployed on HBCU campuses beginning with Spelman College in Atlanta, with possible expansion planned to Ulta Beauty, Sephora, and mall kiosks. PopCom machines have been previously deployed internationally at the Qatar Vendôme Mall, our PopShop autonomously sold iPhones.

Traction & Customers

With a proven product, patent protection, and strong early traction, PopCom.AI is positioned to lead the next generation of automated, data-powered retail. Our newest strategic partnership is with Myavana, the AI-powered hair intelligence company, deploying one PopShop unit, subject to lease, and active verbal communication to potentially purchase an additional 19 PopShops, pending results. The intention is for these to be deployed on HBCU campuses beginning with Spelman College in Atlanta, with possible expansion planned to Ulta Beauty, Sephora, and mall kiosks. PopCom machines have been previously deployed internationally at the Qatar Vendôme Mall, our PopShop autonomously sold iPhones.


GO-TO-MARKET PARTNERSHIP
PopCom × Myavana — AI-Powered Beauty Retail, Everywhere Women Shop
PopCom.ai
+
Myavana
Myavana's AI scans hair & recommends products. PopCom's machine sells them — on campus, in malls, and in major retailers.
20
PopShop Machines Deploying 2026
AI
Hair Scan Tech on Our Machines (Myavana-Powered)
100%
AI Data Ownership Retained by PopCom
Launch: HBCU campuses (Spelman College) → Expand: Ulta Beauty · Sephora · Mall kiosks · Specialty beauty retailers

Investors

How We Will Use Your Investment

We are raising **$600,000** to fund PopCom's next phase of growth with a focus on product development, operational strength, and strategic market expansion. Here's how the funds will be used:

- **$225,000 – AI Platform Development (45%)**
  To accelerate development of the PopCom.AI platform, including computer vision enhancements, anonymous demographic analytics, hardware-agnostic integrations, and new compliance modules for regulated retail markets.
- **$150,000 – Sales & Revenue Generation (30%)**
  To fund a lean sales team, enterprise outreach, channel partnerships with third-party vending operators, and SaaS customer acquisition. Includes trade show presence and brand marketing to position PopCom.AI as the leader in AI-powered automated retail.
- **$50,000 – Hardware & IT – Myavana Pilot (10%)**
  To configure, update, and deploy machines for the Myavana partnership on HBCU campuses. Covers logistics, hardware refurbishment, software integration, and on-site setup for the Spelman College launch and subsequent campus rollouts.
- **$50,000 – Operations (10%)**
  To cover day-to-day operational costs including 1099 contractor support, accounting, legal, storage, and server infrastructure. Remaining $25,000 held as a contingency reserve to ensure the company can execute its plan without disruption.

Every dollar raised will directly support the AI platform, strategic partnerships like Myavana, SaaS business expansion, and growth into regulated retail markets with 45% going directly toward technology that makes PopCom.AI smarter, faster, and more competitive.

Join Our Community of Over 10,000 Investors

PopCom has learned from its early growth stage and is now positioned to scale a lean, software-driven business in one of the fastest-growing segments of retail. Join us as we lead the future of automated, data-powered commerce **invest now and be part of the next retail revolution.**

Terms

Up to $600,000.07 in Class A Common Stock at $0.222 per share with a minimum target amount of $9,999.99.

Offering Minimum: $9,999.99 | 45,045 shares of Class A Common Stock
Offering Target: $600,000.07 | 2,702,703 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.222 per Share
Minimum Investment Amount (per investor): $250.19

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.19. The Company must reach its Target Offering Amount of $9,999.99 by April 20, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.99 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Solutions Vending International, Inc., the name of the SPV is Solutions Vending International SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Solutions Vending International SPV, LLC and Solutions Vending International SPV, LLC will, in turn, use your money to invest in Solutions Vending International, Inc. Hence, Solutions Vending International SPV, LLC will be reflected as one investor in Solutions Vending International, Inc.

Solutions Vending International, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Solutions Vending International SPV, LLC will conduct no business other than to invest in Solutions Vending International, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Solutions Vending International SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Solutions Vending International, Inc. is a corporation, you will be an owner of Solutions Vending International SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Solutions Vending International, Inc., not to Solutions Vending International SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Solutions Vending International SPV, LLC, not in the Company directly. You will receive an interest in Solutions Vending International SPV, LLC called "Investor Units" while Solutions Vending International SPV, LLC will receive shares of Class C Common Stock issued by the Company. The governing documents of Solutions Vending International SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Units to be issued to you from Solutions Vending International

Terms

Up to $600,000.07 in Class A Common Stock at $0.222 per share with a minimum target amount of $9,999.99.

Offering Minimum: $9,999.99 | 45,045 shares of Class A Common Stock
Offering Target: $600,000.07 | 2,702,703 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.222 per Share
Minimum Investment Amount (per investor): $250.19

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.19. The Company must reach its Target Offering Amount of $9,999.99 by April 20, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.99 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Solutions Vending International, Inc., the name of the SPV is Solutions Vending International SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Solutions Vending International SPV, LLC and Solutions Vending International SPV, LLC will, in turn, use your money to invest in Solutions Vending International, Inc. Hence, Solutions Vending International SPV, LLC will be reflected as one investor in Solutions Vending International, Inc.

Solutions Vending International, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Solutions Vending International SPV, LLC will conduct no business other than to invest in Solutions Vending International, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Solutions Vending International SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Solutions Vending International, Inc. is a corporation, you will be an owner of Solutions Vending International SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Solutions Vending International, Inc., not to Solutions Vending International SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Solutions Vending International SPV, LLC, not in the Company directly. You will receive an interest in Solutions Vending International SPV, LLC called "Investor Units" while Solutions Vending International SPV, LLC will receive shares of Class C Common Stock issued by the Company. The governing documents of Solutions Vending International SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Units to be issued to you from Solutions Vending International SPV, LLC, are intended to put you in the same position as if you had purchased shares of Class C Common Stock directly from the Company.

Voting Proxy to the Manager

The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Solutions Vending International, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Units shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Units shall be held only by Solutions Vending International, Inc., or its affiliates or assigns. The Manager Units will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Units. The holders of Manager Units shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Units, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Dawn Dickson
Founder, CEO, and Director
Background

Dawn Dickson is a seasoned entrepreneur, inventor, and fundraising pioneer with over 20 years of experience at the intersection of technology, retail, and marketing. As the Founder and CEO of PopCom, Dawn leads the development of an automated retail platform revolutionizing how brands sell products and collect customer insights through vending machines and kiosks. Under her leadership, PopCom has raised over $7 million from more than 10,000 investors worldwide—making Dawn the first woman globally to raise over $1 million through a Secure Token Offering (STO) via equity crowdfunding. Her innovative approach to capital raising and product development has earned her widespread recognition in both the tech and investment communities. Dawn has been featured in Forbes, Fast Company, Fortune, Essence, Black Enterprise (cover), INC Magazine's Top 100 Female Founders, and more. In 2020, she was named OBWS Black Entrepreneur of the Year presented by Snapchat. A passionate advocate for emerging technologies, Dawn was invited to testify before the U.S. House of Representatives on the benefits of blockchain for small businesses. With a proven track record of building companies, raising capital, and bringing cutting-edge products to market, Dawn continues to be a force in retail innovation and a leader to watch in the tech industry. Through PopCom, she's not just transforming vending—she's democratizing retail.

Company Name

PopCom

Location

997 N Fourth Street
Columbus, Ohio 43201

Number of Employees

4

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

October 1, 2012

Company Website

Dawn Dickson PopCom
Just now

Update: PopCom's updated annual reports (Form C-AR) have been filed with the SEC and include our current financial statements. Please refer to those filings for our financial results and position. Earlier articles published about the Company's financials have been removed and should not be relied upon. Thank you for your patience and continued support.
Dawn Dickson, CEO

Please sign up or log in to comment.

Dawn Dickson PopCom
December 23 at 8:30pm

Transparency has always been a core value at PopCom, especially because we chose to raise capital publicly and invite everyday investors into our journey.

Recently, an (See more)



Setting the Record Straight: A Fact-Based Response on PopCom
A documented public statement addressing recent claims, investor capital use, company financials, assets, operations, and governance by founder, Dawn Dickson.
THEDAWNDICKSON.SUBSTACK.COM

0 likes 1 comments

Please sign up or log in to comment.

Dawn Dickson PopCom Update: PopCom's updated annual reports (Form C-AR) have been filed with the SEC and include our current financial statements. Please refer to those filings for our financial results and position. Earlier articles published about the Company's financials have been removed and should not be relied upon. Thank you for your patience and continued support. Dawn Dickson, CEO
7 hrs